UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

Omar M. Asali
President and Chief Executive Officer
HRG Group, Inc.
450 Park Avenue, 29th Floor
New York, New York 10022
(212) 906-8555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	SCHEDULE 13D	Page 1 of 5

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HRG Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,240,889
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,240,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,240,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84763R101	SCHEDULE 13D	Page 2 of 5

Item 1. Security and Issuer.

This Amendment No. 14 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed on January 18, 2011, as amended by Amendment No. 1 to the Schedule 13D filed by the undersigned on July 1, 2011, Amendment No. 2 to Schedule 13D filed by the undersigned on July 26, 2011, Amendment No. 3 to Schedule 13D filed by the undersigned on August 2, 2011, Amendment No. 4 to Schedule 13D filed by the undersigned on September 16, 2011, Amendment No. 5 to Schedule 13D filed by the undersigned on December 13, 2011, Amendment No. 6 to Schedule 13D filed by the undersigned on January 20, 2012, Amendment No. 7 to Schedule 13D filed by the undersigned on February 9, 2012, Amendment No. 8 to Schedule 13D filed by the undersigned on March 14, 2012, Amendment No. 9 to Schedule 13D filed by the undersigned on April 5, 2012, Amendment No. 10 to Schedule 13D filed by the undersigned on October 26, 2012, Amendment No. 11 to Schedule 13D filed by the undersigned on March 21, 2013, Amendment No. 12 to Schedule 13D filed by the undersigned on June 7, 2013 and Amendment No. 13 to Schedule 13D filed by the undersigned on December 3, 2014 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares” or “Issuer common stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3001 Deming Way, Middleton, Wisconsin 53562.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed by HRG Group, Inc. (f/k/a Harbinger Group Inc.), a Delaware corporation (“HRG” or the “Reporting Person”). The Shares reported in this Schedule 13D are beneficially owned by HRG. Certain of the Shares reported herein are held in the name of HGI Funding, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of HRG (“HGI Funding”) and may be held by one or more wholly−owned subsidiaries of HRG in the future from time to time. The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of HRG is listed on Schedule A hereto under the heading “HRG Executive Officers and Directors” (the “Controlling Persons”, and together with the Reporting Person, the “HRG Persons”). HRG is a holding company with its principal business address located at 450 Park Avenue, 29th Floor, New York, NY 10022.

(d) None of the HRG Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the HRG Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following as the last paragraph:

As reported in Item 5 below, HRG paid an aggregate of $281,749,912.50 to acquire 3,045,945 Shares on May 20, 2015. The funds used for the purchase of the Shares were derived from general working capital and the proceeds of HRG’s most recent unsecured notes offering.

CUSIP No. 84763R101	SCHEDULE 13D	Page 3 of 5

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

References to percentage ownerships of Shares in this Schedule 13D are based upon the 53,297,793 Shares stated to be outstanding as of May 12, 2015 by the Issuer in its prospectus supplement filed with the SEC on May 14, 2015 to the Registration Statement on Form S-3 (File No. 333-203919). Messrs. Asali, Maura and Kolarik separately own Shares directly on their own behalf, which are not reported herein, and as a result of their employment arrangements with HRG they may be deemed to be members of a “group” with HRG and HGI Funding for purposes of the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the Shares owned by HRG and HGI Funding. Each of such persons (including the Reporting Person) specifically disclaims beneficial ownership in the Shares reported herein or otherwise owned except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HRG may be deemed to be the beneficial owner of 34,240,889 shares of Issuer common stock, constituting 57.5% of the outstanding shares of Issuer common stock.

HRG has the sole power to vote or direct the vote of 0 shares of Issuer common stock; has the shared power to vote or direct the vote of 34,240,889 shares of Issuer common stock; has sole power to dispose or direct the disposition of 0 shares of Issuer common stock; and has shared power to dispose or direct the disposition of 34,240,889 shares of Issuer common stock.

(c) HRG acquired 3,045,945 Shares in the Issuer’s registered public offering which closed on May 20, 2015 at a price of $92.50 per Share, which was equal to the price to the public per Share in the offering. Other than as described above, the Reporting Persons have not effected any transaction in the Shares during the past 60 days.

CUSIP No. 84763R101	SCHEDULE 13D	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following as the last paragraph:

As reported previously by HRG in its public filings, in connection with the April 2015 semi-annual redetermination of the borrowing base under Compass Production GP, LLC’s and Compass Production Partners, LP’s (collectively with their respective subsidiaries, “Compass”) Credit Agreement (the “Compass Credit Agreement”), HGI Funding provided a limited guaranty of Compass’ borrowings under the Compass Credit Agreement and agreed to provide debt or equity contributions to Compass following the October 2015 redetermination in an aggregate amount not to exceed the amount of any borrowing base deficiency that may exist at such time. HGI Funding’s aggregate obligations in connection with such guaranty and such contributions shall not exceed $80 million, but may be less depending on the amounts outstanding under the Compass Credit Agreement at any time (the “Secured Amount”). The Secured Amount is secured by a pledge of assets chosen by HGI Funding that may consist of a combination of cash and marketable securities with a determined value equal to the Secured Amount.  In measuring the determined value of the pledged assets, cash is valued at 100% and marketable securities are valued at 33.33% of fair market value.

In connection with the Issuer’s registered public offering described in Item 5(c) above, on May 11, 2015, HRG and HGI Funding agreed that, subject to the exceptions set forth below, they will not, directly or indirectly, take any of the following actions with respect to any shares of the Issuer’s common stock or securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock: (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of the Issuer’s common stock or any securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase the Issuer’s common stock or any securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Issuer’s common stock or any securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Issuer’s common stock or any securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (v) file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to the Issuer’s common stock or any securities convertible into or exchangeable or exercisable for any shares of the Issuer’s common stock, or publicly disclose the intention to take any such action (other than as required by applicable securities laws with respect to any arrangement in existence prior to such lock-up agreement), in each case without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 90 days after May 13, 2015. However, in the event that either (1) during the last 17 days of the lock-up period, the Issuer releases earnings results or material news or a material event relating to it occurs or (2) prior to the expiration of the lock-up period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the expiration of the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless (A) Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waive, in writing, such an extension or (B) at the expiration of the lock-up period, (i) the securities are “actively traded securities” (as defined in Regulation M under the Exchange Act) and (ii) we meet the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by Conduct Rule 2711(f) of the Financial Industry Regulatory Authority. The foregoing restrictions applicable to each such person will not apply to any securities acquired by such person in the open market. In addition, the foregoing lock-up agreement will not prohibit (A) transfers of the Issuer’s common stock as a bona fide gift or gifts, (B) transfers of the Issuer’s common stock to any trust for the direct or indirect benefit of such person or the immediate family of such person, (C) distributions of the Issuer’s common stock to members, partners or stockholders of such person, (D) transfers of the Issuer’s common stock to entities under common control or management with such person, (E) transfers or sales of the Issuer’s common stock pursuant to any contract, instruction or plan complying with Rule 10b5-1 under the Exchange Act that has been entered into by such person prior to the date of this prospectus supplement; provided that any filings under the Exchange Act or otherwise made in connection with any such transfer or sale shall state that the transfer or sale was made pursuant to a contract, instruction or plan complying with Rule 10b5-1, (F) the entry into an instruction or plan complying with Rule 10b5-1 under the Exchange Act; provided that no transfer or sale pursuant to such instruction or plan made shall be made until after the expiration of the 90-day lock-up period, (G) [Reserved] and (H) the transfer of the securities to a trustee, collateral agent or other agent pursuant to a foreclosure under any security agreement, collateral agreement or similar agreement in existence on the date of such lock-up agreement; provided that in the case of any transfer, distribution or entry into instruction or plan pursuant to clause (A), (B), (C), (D), (F) or (G), each donee, distributee or other recipient (if not already a party to a lock-up arrangement similar to the lock-up agreement) agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer as if such transferee were such person for the balance of the 90-day lock-up period; provided further that any transfer, distribution or entry into instruction or plan pursuant to clause (A), (B), (C) or (D) shall not involve any disposition for value; and provided further that, other than a transfer pursuant to clause (G) or (H), no public announcement or filing by any party (donor, donee, distributor, distributee, transferor or transferee) under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the lock-up period).

Item 7. Material to be Filed as Exhibits.

No material change.

CUSIP No. 84763R101	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
Name: Ehsan Zargar
Title: Senior Vice President, General Counsel & Corporate Secretary

May 27, 2015

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Schedule A

HRG Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Omar M. Asali	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director, President and Chief Executive Officer
Joseph S. Steinberg	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director & Chairman of the Board of HRG
Thomas A. Williams	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Executive Vice President and Chief Financial Officer
David M. Maura	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director and Executive Vice President
Curtis Glovier	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Frank Ianna	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Gerald Luterman	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Eugene I. Davis	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director
Andrew Whittaker	c/o HRG Group, Inc. 450 Park Avenue, 29th Floor New York, NY 10022	U.S.	Director